Exhibit (a)(10)

[EMAIL MESSAGE TO HANDSPRING EMPLOYEES TRANSMITTING THE REVISED OFFER TO EXCHANGE]

Dear Employees:

On April 18, 2002, we sent you detailed information about the stock option exchange program, including an Offer to Exchange document describing the program. At that time, we also submitted the Offer to Exchange document to the Securities and Exchange Commission (SEC) for review. Based on the SEC’s comments, we have made certain changes to the Offer to Exchange document.

As required by the SEC, we have attached a revised Offer to Exchange document, which incorporates the revisions recommended by the SEC as well as other minor clarifying changes, and which is marked to show the changes from the Offer to Exchange document that we previously distributed to you. We believe these changes do not alter in any material way the substantive terms of the stock option exchange program.

You should have already received your election form setting forth the option grants that you are eligible to exchange in this program. If you have not received your election form, please contact Christine Zwerling as soon as possible. PLEASE NOTE THAT HANDSPRING STOCK ADMINISTRATION MUST RECEIVE YOUR COMPLETED AND EXECUTED ELECTION FORM BY 9 P.M., PACIFIC TIME, ON MAY 17, 2002. If you have already made your election, you do not need to resubmit your election form or take any other actions at this time.

If you have any questions in this regard, please contact Handspring Stock Administration at (650) 230-5398.

Thank you,
Dave Pine